UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

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Name: Vericimetry Funds

Address of Principal Business Office:

800 Wilshire Blvd.
Suite 300, Los Angeles, CA 90017

Telephone Number: (818) 813-1351

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801
County of New Castle

 with copies to:

 Bibb L. Strench
Seward & Kissel LLP
1200 G Street, Suite 350
Washington, D.C. 20005

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes │X│                  No ││

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Los Angeles and state of California on the 8th day of July, 2011.

VERICIMETRY FUNDS

By:
/s/	Glenn S. Freed
Name: Glenn S. Freed
Title: chairman and Initial Trustee

Attest:

/s/ Stacey Helmeyer
Name: Stacey Helmeyer